Mr. Ronald Hirsch
President
Nord Resources Corporation
P.O. Box 384
Dragoon, AZ 85609

31st July 2006

Re: Nord Resources Corporation $4,900,000 Amended and Restated Secured Promissory Note dated May 31, 2006 (the "Promissory Note")

Dear Mr. Hirsch:

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the above referenced Promissory Note. Section 1 of the Promissory Note sets forth a maturity date of "the earlier of (a) August 15, 2006; or b) the closing of a registered equity offering by the Company which raises not less than U.S. $20,000,000." Subject to your acceptance and execution hereof, this letter shall evidence our agreement that such August 15, 2006 date is hereby extended to September 30, 2006. No other provision of the Loan Document shall be amended or effected hereby and all of the other terms and conditions of the Promissory Note and the other Loan Documents are hereby ratified and confirmed and shall remain in full force and effect.

By your acceptance and execution hereof, you represent and warrant that no Default, nor event which with the passage of time or notice or both would become a Default, has occurred and is continuing and all of the representations and warranties contained in the Loan Documents are true and correct as of the date hereof.

Best regards,

Nedbank Limited, London Branch

Accepted and Agreed:
NORD RESOURCES CORPORATION

By: Nick Tintor
President
August 3, 2006

I, Justin M. Sullivan, Chief Operating Officer of Auramet Trading, LLC, a participant in the Loan Documents pursuant to that certain Agreement for Credit Risk Participation dated as of November 8, 2005, as amended, hereby consent to the foregoing extension.

Justin M. Sullivan
COO
Auramet Trading, LLC
August 8, 2006